UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 30, 2010

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☐                     Form 40-F       ☑

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     YES       ☐                      NO      ☑

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED
(Registrant)

Date	June 3, 2010	By:	/s/	J.C. STEFAN SPICER

J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX
CENTRAL FUND OF CANADA LIMITED

Exhibit to Form 6-K for 2nd Quarter Report filing on June 3, 2010

Form 6-K

Exhibit 99.1:	Central Fund 2nd Quarter Report

Exhibit 99.2:	Management’s Discussion & Analysis

Exhibit 99.3:	Form 52-109F2 CEO Certification

Exhibit 99.4:	Form 52-109F2 CFO Certification